South Texas Oil Company
6330 McLeod Drive, Suite 1
Las Vegas, NV 89120
Tel : (210) 568-9760
Fax : (210) 568-9761

October 7, 2005

To:

Ms. Melinda Kramer
Securities Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Mail Stop 04-05
Washington, D.C. 20549
Fax: (202) 772-9220

RE:   SOUTH TEXAS OIL COMPANY
      FORM SB-2
      FILED AUGUST 12, 2005
      FILE NO. 333-127482
      FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004
      FILED MARCH 31, 2005
      FILE NO. 0-50732
      FORM 10-QSB FOR THE QUARTER ENDED JUNE 30, 2005
      FILE NO. 0-50732

Dear Ms. Kramer,

Here follows our response to your comment letter dated September 9, 2005.

General

   1. We note you have not yet cleared comments on your preliminary proxy materials filed March 31, 2005 and revised on May 17, 2005. We also note that you have not responded to our comments issued in a letter dated June 30, 2005 relating to these preliminary proxy materials. Please advise.

The comment letter dated June 30, 2005 contained the following comment:

We note your response to prior comment 1. Please explain what exemption Murray Conradie, the President of South Texas Oil Company, relied upon in making this solicitation to the approximately 24 shareholders representing 1,646,602 shares or 53.64% of the outstanding shares of the company. Based on your proposed disclosure, it does not appear that you fall within the exemption parameters of Reg. 14a-2(b)(2). We may have further comment upon reviewing your response.

Mr. Conradie was unaware of the exemption parameters of Reg. 14a-2(b)(2) when he proceeded to the corporate actions taken in the proxy. Absent meeting the parameters of Reg. 14a-2(b)(2), there is no Federal solicitation exemption that Mr. Conradie can rely on. Mr. Conradie however, felt that he met the Nevada requirements for taking an action without holding a shareholders meeting.

Under Section 78.320  of  the  Nevada  Revised Statue: "STOCKHOLDERS' MEETINGS:
QUORUM; CONSENT FOR ACTIONS TAKEN WITHOUT MEETING; PARTICIPATION BY TELEPHONE OR SIMILAR METHOD.", provides that "any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if, before or after the action, a written consent thereto is signed by stockholders holding at least a majority of the voting power." Here Mr. Conradie had written consent from 24 shareholders who held over 53% of the shares issued and outstanding before the corporate actions were taken as well as before a shareholder meeting was held. In addition, Section 78.320 of the Nevada Revised Statue provides that "in no instance where action is authorized by written consent need a meeting of stockholders be called or notice given."

Therefore, pursuant to the Nevada Revised Statutes, Mr. Conradie believed that the actions taken by Nutek Oil were permissible and he did not knowingly attempt to violate any Securities and Exchange Act requirements.


               FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

Financial Statements

Statement of Operations, page F-6

   2. Please provide detail in the notes to the financial statements and MD&A of the $45,000 arbitration award in 2003.

The document has been updated to provide the detail of the arbitration award in the notes to the financial statements and the MD&A.

Note 3 - Oil Properties

   3. Please provide more detail of the leasehold improvements. In this regard, detail the properties and the assets you hold, such as concessions, oil leases, farm-outs, mineral interests, etc.

Additional details have been provided as to the leasehold improvements in the notes to the financial statements as requested.

Exhibits 31.1 and 31.2

   4. Please revise your language in the certification forms to be consistent with the example provided in Item 601(b)(31) of Regulation S-B.

The certification forms have been revised and updated to be consistent with the example provided in Item 601(b)(31) of Regulation S-B.

                FORM 10-QSB FOR THE PERIOD ENDED JUNE 30, 2005

Note 8 - Purchase of Additional Leases, page F-7

   5. Reconcile the disclosure in Note 8 with the disclosure in Note 3 and in the Statement of Cash Flows. In this regard, we note that you purchased leases, farm-outs, mineral interests and acreage. However, Note 3 only reflects an increase to Equipment and Machinery. As for the Statement of cash Flows, it appears that the Purchase of Property and Equipment reflected of $151,563 may not be accurate. As fifty percent of the purchase price was paid by the issuance of restricted stock and the other fifty percent is to be paid over the next 36 months, it does not appear that any cash was paid directly during the period. SFAS 95, paragraph 32 required that all non-cash investing and financing activities be reflected in a separate schedule to the Statement of Cash Flows. Finally, disclose where the fifty percent to be paid over the next 36 months is recorded.

The disclosure in Note 8 has been reconciled with the disclosure in Note 3 and the Statement of Cash Flows. The adjustments to Leasehold Improvements and Equipment and Machinery have been made in Note 3. Additionally, as required by SFAS 95, paragraph 32, the non-cash investing and financing activities are reflected in a separate schedule to the Statement of Cash Flows. Finally, disclosure on the recording of the fifty percent to be paid over the next 36 months has been disclosed in the document as follow: As of June 30, 2005, the balance of the amount to be paid is $138,933 which is to be paid over the next 36 months has been recorded on the balance sheet as "other short term loans", $14,336; in a portion of the "related party payable", $36,185; in "long term loans", $22,103; and in "related party long term debt", $66,309.

If you have any questions or concerns regarding this comment letter or our filing, please do not hesitate to contact either one of the following individuals.

Best regards,
South Texas Oil Company

/s/ Murray N. Conradie

Murray N. Conradie
President / CEO
210-568-9760 (voice)
210-568-9761 (fax)